LOTUS PHARMACEUTICALS, INC.

16 Cheng Zhuang Road

Feng Tai District

Beijing 100071 China

‘CORRESP’

May 13, 2008

Via Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Mr. Jim Atkinson, Accounting Branch Chief
Mr. James Peklenk, Staff Accountant

Re:	Lotus Pharmaceuticals, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2006
File No. 001-32581

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated March 10, 2008. Following are the Company’s responses to such comments.

Form 10-QSB Amendment No. 1 - September 30, 2007

Note 4 - Related Party Transactions, page 14

1.

Refer to your response to comment 1. We note that you revised your financial statements to reflect these payments as a liability at the time the agreement was entered into. Please tell us whether you have the ability to terminate this agreement and potentially avoid the payment terms included herein. Also provide us a) a description of the nature of the intangible asset that you recorded as a result of this transaction and b) the terms of any potential minimum purchase requirements under this agreement.

RESPONSE: According to the terms of the agreement, no cancellation clause exists and the Company is required to honor the payment terms of the agreement. In addition, the nature of the intangible asset of approximately $1,137,000 is the exclusive rights to provide all medicines and disposable medical treatment apparatus to Wu Lan Cha Bu Emergency Hospital for a period of twenty (20) years. After the construction of new hospital ward which we believe will be completed in the fourth quarter of 2008, the Company will become the sole supplier for all the medicine and disposable medical devices to the facility. There are no minimum purchase requirements under this agreement.

Note 5 - Convertible Debt, page 15

2.

Refer to your response to comment 4. Typically for a security where there is a traded market, regardless of the thinness of the trading of that market, the actual traded prices are deemed to be the best evidence of the market value. Please provide us an analysis of why that the trading prices determined in these limited trades are not indicative of the fair value of your stock at that time.

RESPONSE: Based on the Company’s review of the trading volume during for the period from trade exception to February 12, 2007 (205 days), the stock was very thinly traded, with 200 days at zero volume and five days of very light trading; the average daily volume was only 10 shares for this period. In addition, out of approximately 41.2 million shares outstanding at February 12, 2007, only approximately 1.2 million were free trading. Therefore, given all the factors including significant blockage effects, restrictions and the thinly traded activity the Company did not believe that its shares had a “readily determinable fair value” as indicated in paragraph 3a. of SFAS 115. The Company believes that to use the quoted price would have potentially resulted in a material overstatement of the beneficial conversion feature and warrant valuation. Accordingly, the Company believed that the fair value per share price that the third party investor paid for its shares was the best indicator of the readily determinable fair value of its stock. .

Item 2. Management’s Discussion And Analysis Or Plan of Operation, page 21

Results of Operations, page 22

For the Nine months ended September 30, 2007 versus Nine months Ended September 30, 2006, page 22

3.

Please include a discussion of the results of operations for each interim period, including the three months ended September 30, 2007, which is presented in your Statement of Operations. Refer to Item 303(b)(2) of Regulation S-B.

RESPONSE: Based on the Company’s interpretation of Item 303(b)(2), if the small business issuer must include interim financial statements in the registration statement or report, it must provide a comparable discussion that will enable the reader to assess material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year. The Company believes that its presentation of a nine-month to nine-month comparison of its results of operations in this report satisfies this disclosure requirement. The Company further believes that scope of disclosure required under Regulation S-B was less than that required by Item 303(b)(2) of Regulation S-K. Accordingly, as the Company was filing as a small business issuer at the time of the subject report, the Company believes that the presentation of the comparisons of the three month period in addition to the comparable interim periods was not required.

We trust the foregoing sufficiently responds to the staff’s comments.

Sincerely,

/s/ Adam Wasserman

Adam Wasserman

Chief Financial Officer

cc:	Mr. Liu Zhong Yi Sherb & Co, LLP James M. Schneider, Esq.